SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                            ______________________

                                 SCHEDULE 13G
                                (RULE 13D-102)

        INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                      (AMENDMENT NO.          ){1}


                             Steel Dynamics, Inc.
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                             (Name of Issuer)



                                 Common Stock
-------------------------------------------------------------------------------
                        (Title of Class of Securities)



                                  858119 10 0
-------------------------------------------------------------------------------
                                (CUSIP Number)


                             _____________________


      Check  the  following  box  if  a  fee  is being paid with this statement
<checked-box>.  (A fee is not required only if  the  filing  person:  (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (SEE Rule 13d-7.)

[FN]
______________________

     {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


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CUSIP NO.  858119 10 0            13G                         PAGE 2 OF 5 PAGES

       1        NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

                Mazelina Anstalt

       2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP{*}                            (A) <square>
                                                                                               (B) <checked-box>

       3        SEC USE ONLY


       4        CITIZENSHIP OR PLACE OF ORGANIZATION

                Liechtenstein

               NUMBER OF                      5       SOLE VOTING POWER
                SHARES                                     2,805,958 (See Footnote 1 to Item 4)
             BENEFICIALLY
               OWNED BY                       6       SHARED VOTING POWER
                 EACH                                      0
               REPORTING
                PERSON                        7       SOLE DISPOSITIVE POWER
                 WITH                                      2,805,958 (See Footnote 2 to Item 4)

                                              8       SHARED DISPOSITIVE POWER
                                                            0

       9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,805,958 (See Footnote 1 to Item 4)

      10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES{*}            <checked-box>

      11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      7.3%

      12        TYPE OF REPORTING PERSON{*}

                      OO

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

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
ITEM 1(A).  Name of Issuer:

            The name of the Issuer is Steel Dynamics, Inc. (the "Company").

ITEM 1(B).  Address of Issuer's Principal Executive Offices:

            The address of the principal executive offices of the Company is:
                  4500 County Road 59
                  Butler, Indiana 46721

ITEM 2(A).  Name of Person Filing:

            Mazelina Anstalt

ITEM 2(B).  Address of Principal Business Office or, if None, residence:

            c/o Lic. Jur. Gertrud Beck, Stadtle 36, 9490 Valduz, Liechtenstein

ITEM 2(C).  Citizenship:
            Liechtenstein

ITEM 2(D).  Title of Class of Securities:
            This statement relates to the Company's Common Stock, par value $.01 per share.

ITEM 2(E).  CUSIP Number:
            The CUSIP Number is 858119 10 0

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Not Applicable

ITEM 4.     Ownership.

            (a) Mazelina  Anstalt owns beneficially  and  of  record  2,805,958 shares of the  Common  Stock  of  the  Company.  (1)  Except as
                disclosed in this Item 4(a), Mazelina Anstalt does not beneficially own any securities of the Company or has a right to acquire any securities of the Company.

            (b) Mazelina Anstalt beneficially  owns  7.3%  of the Common Stock.
                (1)

            (c) (i) Mazelina Anstalt has the sole power to vote or direct the voting of 2,805,958 shares of the Common Stock (subject to the Stockholders Agreement described below in footnote 1). (1) Except as disclosed in this Item 4(c)(i), Mazelina Anstalt does not have the sole power to vote or to direct the voting of any shares of the Common Stock.

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               (ii)    Mazelina Anstalt does not have the shared power to vote
                        or  to  direct  the  voting of any shares of the Common
                        Stock. (1)

                (iii) Keylock has the sole power to dispose or direct the disposition of 2,805,958 shares of the Common Stock (subject to the Lock-up Letter described below in footnote 2). (2) Except as disclosed in this Item
                        4(c)(iii), Mazelina Anstalt does not have the sole power to dispose or to direct the disposition of any shares of the Common Stock.

                (iv) Mazelina Anstalt does not have the shared power to dispose or to direct the disposition of any shares of the Common Stock. (2)


  Footnotes to Item 4:

    (1) Mazelina Anstalt is a party to a Stockholders Agreement, dated as of June 30, 1994 (as amended, the "Stockholders Agreement"), among the Company, Keylock Investments Limited, Mazelina Anstalt and various other stockholder groups identified therein (including, General Electric Capital Corporation, Low Cost Limited Partnership, the Management Group, Preussag Stahl AG, Sumitomo and members of the Subdebt Group). Pursuant to the Stockholders Agreement, the shares owned by the stockholder signatories (the "Stockholder Shares") to the Stockholders Agreement are subject to certain prior rights and obligations as between the parties. For a period of 10 years or until the date upon which 25% of the outstanding Common Stock of the Company has been sold pursuant to effective registration statements under the Securities Act of 1933, as amended (a "public float"), each holder of Stockholder Shares (including Keylock Investments Limited) has agreed to vote all of its Stockholder Shares, inter alia, maintain the authorized number of directors on the Company's Board of Directors (currently 10 persons) and, further, to elect to the Board one representative designated by the holders of a majority of certain stockholder groups (including a representative selected by Keylock Investments Limited and Mazelina Anstalt selected jointly). In addition, in the event that the Company's Board of Directors approves a sale of the Company, not otherwise prohibited by the Stockholders Agreement, each holder of Stockholder Shares is required to consent thereto. This undertaking ceases to apply upon the earlier to occur of a sale of the Company or a public float. As of December 31, 1996, the other parties to the Stockholders Agreement owned 33,459,890 shares (including 3,017,139 shares beneficially owned by Keylock Investments Limited) of the Common Stock in addition to the 2,805,958 Stockholder Shares owned by Mazelina Anstalt for a combined total of 36,477,029 shares of the Common Stock of the Company, or 76.3% of the total shares of Common Stock of the Company outstanding as of December 31, 1996. For so long as the provision of the Stockholders Agreement described in this Footnote (1) remain in effect Mazelina Anstalt may be deemed by

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

        virtue of the Stockholders Agreement to share voting power with Keylock Investments Limited and/or other holders of Stockholder Shares as to matters subject to the Stockholders Agreement and, hence, to beneficially own all of the Stockholder Shares. Keylock disclaims beneficial ownership of shares of the Common Stock of the Company other than the 2,805,958 shares of Common Stock owned by Mazelina Anstalt .

    (2) Mazelina Anstalt is a party to a "lock-up" agreement dated November 7, 1996 (the "Lock Up"), with Morgan Stanley & Co. Incorporated ("Morgan Stanley"), pursuant to which Mazelina Anstalt has agreed that Mazelina Anstalt shall not, for a period of 180 days following the effective date of the registration statement of the Company (November 21, 1996), without the prior written consent of Morgan Stanley, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of the Common Stock of the Company or any security convertible into or exercisable or exchangeable for Common Stock of the Company, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such shares of the Common Stock of the Company, whether any such transaction described in clause (1) or clause (2) above, is to be settled by delivery of the Common Stock of the Company or such other securities, in cash or otherwise. For so long as the Lock Up remains in effect, Mazelina Anstalt may be deemed to share with Morgan Stanley power to dispose of the shares of the Common Stock subject to the Lock Up.

ITEM 5.     Ownership of Five Percent or Less of a Class.

            Not Applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not Applicable.

ITEM 8.     Identification and Classification of Members of the Group.

            Not Applicable.

ITEM 9.     Notice of Dissolution of Group.

            Not Applicable.

ITEM 10.    Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose

PAGE
            of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



PAGE

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 1997
---------------------------------------------------------------------------
(Date)


/s/ Markus Hugelshofer
---------------------------------------------------------------------------
(Signature)


Markus Hugelshofer - Director
---------------------------------------------------------------------------
MAZELINA ANSTALT


February 14, 1997
---------------------------------------------------------------------------
(Date)


/s/ John C. Bates
---------------------------------------------------------------------------
(Signature)


John C. Bates - President
---------------------------------------------------------------------------
HEIDTMAN STEEL PRODUCTS INC.


February 14, 1997
---------------------------------------------------------------------------
(Date)


/s/ John C. Bates
---------------------------------------------------------------------------
(Signature)


John C. Bates - President
---------------------------------------------------------------------------
CENTAUR, INC.


February 14, 1997
---------------------------------------------------------------------------
(Date)


/s/ John C. Bates
---------------------------------------------------------------------------
(Signature)

John C. Bates
---------------------------------------------------------------------------
JOHN C. BATES